                                 FOURTH QUARTER

                           AND FULL-YEAR 2002 RESULTS

                                   [TIM LOGO]

                              VIVER SEM FRONTEIRAS

                                TELE CELULAR SUL

                               INVESTOR RELATIONS

                                           [BOVESPA LOGO] [TSU LISTED NYSE LOGO]

                 [TIM LOGO]        TELE CELULAR SUL
                                  INVESTOR RELATIONS

CONTACTS

         PAULO ROBERTO CRUZ COZZA
         Chief Financial Officer and Director of Investor Relations JOANA DARK FONSECA SERAFIM
         Investor Relations
         (41) 312-6862
         jserafim@timsul.com.br
         RAFAEL J. CARON BOSIO
         Investor Relations
         +55 41 9976-0668
         rbosio@timsul.com.br
         WEBSITE
         http://tsu.infoinvest.com.br/

              TELE CELULAR SUL PARTICIPACOES S.A.
                   ANNOUNCES FOURTH QUARTER
                      AND FULL-YEAR 2002
                     CONSOLIDATED RESULTS

CURITIBA, NOVEMBER 4, 2002 - Tele Celular Sul Participacoes S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., the leading providers of cellular telecommunication services in Southern Brazil, announced its results for the 4th quarter and full-year of 2002.

HIGHLIGHTS

- Focus on profitability, resulting in EBITDA of R$ 81.6 million in the 4Q02 and R$ 352.4 million in 2002, with EBITDA margins of 42.1% and 47.1% over net services revenues, respectively, for these two periods.

- Net income of R$ 17.3 million for the 4Q02 and of R$ 65.8 million for the full year of 2002.

-    Stricter cost controls.

-    Low level of indebtedness and strong cash flow generation.

-    Promotional campaigns focused on stimulating traffic.

-    Increase in Value Added Services  (VAS).

                                       2

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

         MANAGEMENT COMMENTS

                     "TELE CELULAR SUL - TIM SUL'S STRATEGY WAS FULLY AND SUCCESSFULLY IMPLEMENTED. WE MAINTAINED OUR FOCUS ON INNOVATIVE SERVICES AND CLIENT SATISFACTION, ON THE SEGMENTATION OF OUR CUSTOMER BASE AND ON MAINTAINING COST CONTROLS (ESPECIALLY REGARDING THE ACQUISITION OF NEW USERS), SAFEGUARDING THE COMPANY'S ECONOMIC AND FINANCIAL HEALTH AND FOSTERING HIGH CASH GENERATION".

                                                       ALVARO P. DE MORAES FILHO
                                                                       PRESIDENT

         HIGHLIGHTS

                                                                                             IN R$ THOUSANDS
                                                                 (delta) %                ACRRUED       ACRRUED
                                          4Q02        4Q01       4Q02/4Q01     3Q02         2002          2001
Gross Handset Sales Revenues             70,996      58,373        21.6%       45,136      174,879      116,026
Gross Services Revenues                 248,053     235,328         5.4%      243,617      971,069      940,320
TOTAL GROSS REVENUES                    319,049     293,701         8.6%      288,753    1,145,948    1,056,346

TOTAL NET REVENUES                      251,921     227,332        10.8%      226,550      891,264      791,429

EBITDA                                   81,630      78,962         3.4%       93,033      352,416      320,611
EBITDA Margin                              32.4%       34.7%       -6.7%         41.1%        39.5%        40.5%
EBITDA Margin (ex. Net Serv. Revs.)        42.1%       44.4%       -5.2%         49.0%        47.1%        45.8%

NET PROFIT                               17,343      16,851         2.9%       18,437       65,774       59,889
Net Profit per 1,000 shares - R$           0.05        0.05         1.2%         0.04         0.19         0.17
Profit per ADR (10,000 shares) - R$        0.51        0.50         1.2%         0.40         1.90         1.70

FREE CASH FLOW                           67,848      26,090       160.1%      101,241      345,242      105,152
                                         ------      ------       -----       -------      -------      -------

         OPERATING REVENUE

                  Gross revenue for 2002 reached R$ 1,145.9 million, vs. R$
Increase in       1,056.3 million in 2001, an increase of 8.5%. In 4Q02, gross
revenues from     revenue reached R$ 319.0 million, an 8.6% increase over 4Q01.
handset sales     The expansion that took place in both these periods is related to the increase in the customer base and to the sale of handsets, which the Company started selling directly to the dealers in August 2001.

Total Gross Operating Revenue - 2002       Total Gross Operating Revenue - 2001
         R$ 1,145.9 million                         R$ 1,056.3 million

[OPERATING REVENUE PIE CHART]

Usage                  948.6
Handset Sales          174.8
VAS                     15.1
Others                   7.4

[OPERATING REVENUE PIE CHART]

Usage                  932.1
Handset Sales          116.0
VAS                      5.8
Others                   2.4

                                       3

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

                  In 2002, traffic revenues (usage) remained essentially unchanged relative to the previous year. ARPU (Average Net Revenue per User) was R$ 38 for the year and 4Q02 and R$ 39 for 2001.

EXPANSION OF      VAS (Value Added Service) revenues amounted to R$15.1 million,
VAS REVENUES      tripling vs. the previous year.

                  In 2002, Other Revenues, which mainly included the fees for services such blocked calls, plan changes , etc, represented R$ 7.4 million.

         COSTS

                                                                                        IN R$ THOUSANDS
                                                 (DELTA) %                    ACCRUED      ACCRUED.    (DELTA %
                            4Q02        4Q01     4Q02/4Q01        3Q02          2002         2001       ACCRUED
Cost of Services(1)        44,300      40,915        8.3%        39,713       160,824      143,989      11,7%
Cost of Handset Sales      67,644      45,107       50.0%        44,347       161,197      111,923      44,0%
TOTAL COSTS               111,944      86,022       30.1%        84,060       322,021      255,912      25,8%
                          -------------------------------------------------------------------------------------

         NOTE.:   (1) DOES NOT INCLUDE DEPRECIATION

                  In 2002, the cost of services totaled R$ 160.8 million, a 11.7% increase vs. the previous year. For 4Q02, the costs reached R$ 44.3 million, 8.3% higher than in 4Q01. This increase in costs was primarily due to growth in client base, with a consequent increase in the cost of interconnection, resulting from the greater use of other operators' networks by the Company's clients. Additionally, during the year, interconnection tariffs were adjusted.

                  The cost of handset sales amounted to R$161.1 million, vs. R$
                  111.9 million in 2001. For 4Q02, cost of handset sales reached R$ 67.6 million, an increase of 50% vs. 4Q01, which is mostly due to the Company selling handsets directly to the dealers in 2002, an activity that had previously been outsourced.

         GENERAL ADMINISTRATIVE AND COMMERCIAL EXPENSES

                                                                         (DELTA) %               ACCRUED    ACCRUED    (DELTA) %
                                                     4Q02      4Q01       4Q02/4Q01      3Q02      2002       2001     ACCRUED
Sales Expenses (1) and (2)                          38,116    43,574       -12.5%      33,136    140,883    155,061     -9.1%
General & Administratve Expenses-G&A (2) and (3)    18,889    20,603        -8.3%      14,498     61,532     57,016      7.9%

SUB-TOTAL                                           57,005    64,177       -11.2%      47,634    202,415    212,077     -4.6%
                                                    ----------------------------------------------------------------------------

Note:             (1) does not include bad debt expenses;

                  (2) does not include depreciation and amortization; and

                  (3) Adjusted in the quarters to include "employees bonus performance premium", previously recorded as nonoperationing expenses.

                  Commercial expenses for the year totaled R$ 140.9 million, decreasing by 9.1% relative to 2001. 4Q02 commercial expenses were 12.5% lower than the 4Q01 figures; however, they were 15.0% higher than 3Q02 expenses, given year-end promotions, when product and service sales seasonally peak.

                                       4

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

                  General and administrative expenses reached R$ 61.7 million in 2002, an increase of 7.9% relative to 2001. The increases are connected with information technology expenses. In 4Q02, these expenses amounted to R$ 18.9 million, 8.3% bellow 4Q01.

                  During the course of 2002, bad debt expenses reached R$ 30.7 million, accounting for 2.7% of total gross revenues, vs. 1.7% in 2001. These amounts are in line with domestic industry standards. It should be noted that, in 2001, the Company improved its collection procedures, which resulted in a substantial recovery of bad debt that had fallen due in previous periods. Another factor to be taken into account is the increase in the provision for handset sales, needed because the Company started selling them directly to dealers.

                                 [BAD DEBT GRAPH]

                  4Q02 SAC (Subscribers Acquisition Costs) was R$ 108, 2.0% less
SAC CONTINUES     than in the same period of the previous year, and well below
TO BE UNDER       average 2001 SAC (which reached R$ 161) in spite of a
CONTROL           substantial decline in the local currency. Relative to the previous quarter, SAC increased by 18.9%, due to specific year-end promotions when opportunities to increase sales are greater.

                       [SUBSCRIBER ACQUISITION COST(R$)0 GRAPH]

                  In 2002, Depreciation and Amortization expenses, including the amortization of the privatization premium, reached R$ 227.0 million, 13.5% higher than in the preceding year, taking into account investments made in recent periods.

                                       5

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                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

      EBITDA

2002:47.1%        At the end of 2002, EBITDA reached R$ 352.4 million, or were
EBITDA            10.0% higher than in 2001. EBITDA margin was 47.1% of net
MARGIN OVER       services revenues.
SERVICE
REVENUES          In 4Q02, EBITDA reached R$ 81.6 million, whereas EBITDA margin was 42.1% of net services revenues.

                        [EBITDA AND EBITDA MARGIN GRAPH]

      NET PROFIT

PROFIT INCREASE                                                  ACCRUED   ACCRUED
IN 2002                               4Q02     4Q01      3Q02     2002      2001
Net Profit                           17,343    16,851   18,437   65,774    59,889
Net Profit per 1,000 shares - R$      0.051     0.050    0.040    0.190     0.170
                                     ---------------------------------------------

                  In 2002, net profit totaled R$ 65.8 million, 9.8% higher than in 2001. In the 4Q02 net profit totaled R$ 17.3 million, 2.9% higher than the 4Q01.

      INVESTMENTS

                  In 2002, total investments through subsidiariesreached R$ 68.7 million, of which R$ 46.9 million corresponded to investments during the 4Q02. The funds were primarily used for expanding coverage and enhancing information technology.

      FREE CASH FLOW

POSITIVE CASH     Free cash flow for 2002 was R$345.2 million, 228% higher than
FLOW              2001, when it reached R$ 105.2 million.

                                       6

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

         INDEBTEDNESS

                  On December 31, 2002, the Company's debt was R$ 321.1 million, with a R$ 432.8 million cash position, resulting in a positive net debt balance of R$ 119.4 million, one of the lowest levels of indebtedness in the mobile telecommunications industry in Brazil.

                  The debt is basically composed of financing by the Eximbank (Export-Import Bank of the United States - R$ 39.1 million) and BNDES (Brazil's National Economic and Social Development Bank - R$ 69.3 million), as well as the issuance of simple, non-convertible debentures (R$ 208.8 million).

                  R$ 41.6 million of the total debt refers to US dollar-denominated loans, which is totally hedged against foreign exchange rate fluctuations.

                  In 2002, net financial expenses amounted to R$ 18.9 million, a 57% decrease versus 2001. In the 4Q02 the net amount reached R$ 4.1 million, compared to R$ 8.7 million in the 4Q02. This reduction occurred thanks to financial revenues resulting from short-term cash investments.

         MARKET

                  The Company ended the year with 1,723,660 users, of which 508,616 are postpaid and 1,215,044 are prepaid, representing 30% and 70% respectively of the total. The prepaid and postpaid bases grew by 22% and 7%, respectively.

                  In terms of gross additions, 395,111 new prepaid customers were acquired, as well as 107,528 postpaid, reflecting growth of 10% and 18%, respectively, vs. 2001 additions. This growth has not hindered the Company's profitability.

                  At the end of the 4Q02, market share was approximately 61% and the total penetration rate was 18%.

                  The Company covers 248 municipalities and 2.3 thousand kilometers of highways. The Company's services are available to 81% of the total population in the regions in which it operates.

         RELEVANT FACTS

                  PERSONAL MOBILE SERVICE (SMP)

                  On December 10, 2002, Tele Celular Sul's management announced that, as part of the implementation of the measures approved in the general meetings of TELEPAR and TELESC, held on November 19, 2002, and of CTMR, held on November 21, 2002, the Operators and the National Telecommunications Agency - Anatel (Agencia Nacional de Telecomunicacoes) signed, on December 10, 2002, a Statement of Migration from the Cellular Mobile Service (SMC) concession to the regulatory system of the Personal Mobile Service (SMP).

                                       7

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

                  ANATEL AUTHORIZES THE ADJUSTMENT OF TARIFFS

                  Anatel authorized the operators controlled by Tele Celular Sul to adjust usage tariffs by 21.96%, up to R$0.3443, from R$0.2823 (both figures net of taxes). The new tariffs will go into effect as from 02/06/2003.

                  Services plan tariffs were also adjusted from 02/11/03. The average adjustment was 7.8%, below the rate authorized by Anatel (21.96%), taking in account market conditions and in order to ensure competitiveness.

         -----------------------------------------------------------------------
         "This release contains future estimates and/or forward-looking statements. These expectations are based on a number of assumptions. These expectations are subject to the risks and uncertainties inherent to future estimates and/or forward-looking statements. The results may differ materially from the expectations expressed in the future estimates and/or forward looking statements if one or more of those assumptions and expectations proves to be imprecise or fails to materialize."

                                       8

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

                [TIM LOGO]         TELE CELULAR SUL
                                  INVESTOR RELATIONS

         HIGHLIGHTS

                                                   4Q02         4Q01          3Q02         2002          2001
Total Subscribers                                1,723,660    1,603,913     1,660,164     1,723,660     1,603,913
  Postpaid                                         508,616      605,592       499,536       508,616       605,592
  Prepaid                                        1,215,044      998,321     1,160,628     1,215,044       998,321
Estimated Population in the Region (million)            15           15            15            15            15
Municipalities Served                                  248          232           235           248           232
Estimated Total Penetration                             18%          16%           17%           18%           16%
Market Share                                            61%          66%           63%           61%           66%
Marginal Market Share                                   52%          46%           51%           53%           48%
TOTAL ARPU 1                                   R$       38   R$      38   R$       38   R$       38   R$       39
TOTAL MOU                                               99          118            99            98           115
SAC                                            R$      108   R$     110   R$       91   R$       96   R$      161
Investment (million)                                    47           54             8            69           158
Gross Additions                                    163,473      131,870       135,628       502,639       449,320
Net Additions                                       63,496       69,347        24,886       119,747       187,429
Churn                                                    6%           4%            7%           23%           17%
Ponts of sale (including own stores)                   917          937           844           917           937
Employees                                            1,150        1,233         1,107         1,015         1,233

Note: (1) Average Net Revenue per Customer
  (2) Calculated on the Average Customer Base

EBITDA CALCULATION

                                                    4Q02         4Q01          3Q02         2002         2001
Net Total Revenues                                 193,688      177,960      189,798       749,006      700,355
Net Operating Sales Revenues                        58,233       49,372       36,752       142,258       91,074
TOTAL NET REVENUE                                  251,921      227,332       226,55       891,264      791,429
Operating Profit (Loss) 1                           19,625       16,585       34,840       106,450       76,203
Defered depreciation / amortization                 51,194       46,914       49,376       199,978      173,042
Amortization of privatization premium                6,756        6,744        7,638        27,029       26,961
Financial Revenues                                 (28,583)     (22,098)     (73,071)     (143,560)     (61,638)
Financial Expenses                                  32,638       30,817        74,25       162,519      106,043
EBITDA                                              81,630       78,962       93,033       352,416      320,611
EBITDA MARGIN (%)                                     32.4%        34.7%        41.1%        39,5%         40.5%
EBITDA MARGIN (%) OVER NET SERVICE REVENUES           42.1%        44.4%        49.0%        47.1%         45.8%

Note: (1) Included interest in TIMNET equity.

                                       9

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

                     [TIM LOGO]     Tele Celular Sul Investor Relations

                       TELE CELULAR SUL PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                           COMPANY              CONSOLIDATED
                                    -------------------    ----------------------
                                      2002        2001        2002         2001
                                    -------     -------    ---------    ---------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents           3,538       1,099       11,147        5,462
  Marketable securities               5,388       9,843      421,687      134,397
  Trade accounts receivable                                  165,801      148,862
  Inventories                                                 15,573      21,856
  Recoverable taxes                   1,414       4,900       42,386      30,853
  Deferred taxes                      7,874       1,522       44,590       22,344
  Interest on shareholders' equity               18,523
  Other assets                          645         832        4,607       12,423
                                    -------     -------    ---------    ---------
                                     18,859      36,719      705,791      376,197
                                    -------     -------    ---------    ---------
LONG-TERM ASSETS
  Subsidiaries                        3,150       3,176
  Marketable securities                                        7,705
  Recoverable taxes                                            4,667        5,268
  Deferred taxes                      1,009         774      184,673      235,986
  Judicial deposits                                           11,148       10,908
  Other assets                           36          14          774        1,889
                                    -------     -------    ---------    ---------
                                      4,195       3,964      208,967      254,051
                                    -------     -------    ---------    ---------
PERMANENT ASSETS
  Investments                       872,170     810,929       24,320       28,707
  Property, plant and equipment          79          96      655,949      775,575
  Deferred charges                                            52,858      67,649
                                    -------     -------    ---------    ---------
                                    872,249     811,025      733,127      871,931
                                    -------     -------    ---------    ---------
TOTAL ASSETS                        895,303     851,708    1,647,885    1,502,179
                                    =======     =======    =========    =========

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                                       10

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

                     [TIM LOGO]     Tele Celular Sul Investor Relations

                   TELE CELULAR SUL PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                          COMPANY              CONSOLIDATED
                                     ------------------    ----------------------
                                      2002        2001       2002         2001
                                     -------    -------    ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
  Suppliers                            2,777      2,330      123,677       63,389
  Loans and financing                                         38,052       21,987
  Debentures                                                 210,114       8,860
  Payroll                             11,943     10,389       14,115       13,083
  Taxes and contributions payable         20        854       42,958       20,794
  Interest on shareholders' equity    16,415     20,450       17,697       26,636
  Dividends payable                   12,285      1,755       12,489       2,184
  Other liabilities                    3,565      5,247       24,968       14,548
                                     -------    -------    ---------    ---------
                                      47,005     41,025      484,070      171,481
                                     -------    -------    ---------    ---------
LONG-TERM LIABILITIES
  Loans and financing                                         72,919      103,539
  Debentures                                                              200,000
  Taxes and contributions payable                             74,193       60,727
  Provision for pension plan           2,833      2,239        2,833        2,239
  Provision for contingencies            135         40        8,951        6,095
  Other liabilities                                  75                       75
                                     -------    -------    ---------    ---------
                                       2,968      2,354      158,896      372,675
                                     -------    -------    ---------    ---------
MINORITY INTERESTS                                           159,589      149,694
                                                           ---------    ---------
SHAREHOLDERS' EQUITY
  Paid-up capital                    324,666    245,033      324,666      245,033
  Capital reserve                    178,062    195,695      178,062      195,695
  Revenue reserves                   342,602    367,601      342,602      367,601
                                     -------    -------    ---------    ---------
                                     845,330    808,329      845,330      808,329
                                     -------    -------    ---------    ---------
TOTAL LIABILITIES                    895,303    851,708    1,647,885    1,502,179
                                     =======    =======    =========    =========

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                                       11

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

                     [TIM LOGO]     Tele Celular Sul Investor Relations

                              STATEMENTS OF INCOME
                           DECEMBER 31, 2002 AND 2001
                              IN THOUSAND OF REAIS

                                                           COMPANY              CONSOLIDATED
                                                     -----------------     -----------------------
                                                      2002       2001        2002           2001
                                                     ------    -------     ---------     ---------
GROSS REVENUE                                                              1,145,948     1,056,346
DEDUCTIONS FROM GROSS REVENUES                                              (254,684)     (264,917)
                                                                           ---------     ---------
NET OPERATING REVENUE                                                        891,264       791,429
COSTS OF SERVICES RENDERED AND GOODS SOLD                                   (486,383)     (406,033)
                                                                           ---------     ---------
OPERATING INCOME                                                             404,881       385,396
                                                                           ---------     ---------
OPERATING REVENUES (EXPENSES)
  Selling                                                                   (185,446)     (181,424)
  General and administrative                         (7,319)    (6,018)      (83,346)      (71,909)
  Equity result                                      62,265     62,580        (4,288)       (1,888)
  Other operating revenues (expenses), net               47       (973)      (14,902)      (15,584)
                                                     ------    -------     ---------     ---------
                                                     54,993     55,589      (287,982)     (270,805)
                                                     ------    -------     ---------     ---------
OPERATING INCOME BEFORE INTEREST RESULTS             54,993     55,589       116,899       114,591
INTEREST REVENUES (EXPENSES)
  Interest revenues                                   4,908     27,062       121,310        45,278
  Interest expenses                                    (789)   (22,717)     (103,535)      (72,045)
  Foreign exchange gain (losses), net                    75       (223)      (36,734)      (17,638)
                                                     ------    -------     ---------     ---------
                                                      4,194      4,122       (18,959)      (44,405)
                                                     ------    -------     ---------     ---------
OPERATING INCOME                                     59,187     59,711        97,940        70,186
  Nonoperating revenues (expenses), net                           (256)         (127)           10
                                                     ------    -------     ---------     ---------
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS    59,187     59,455        97,813        70,196
  Income and social contribution taxes                6,587        434       (19,473)          672
  Minority interests                                                         (12,566)      (10,979)
                                                     ------    -------     ---------     ---------
NET INCOME                                           65,774     59,889        65,774        59,889
                                                     ======    =======     =========     =========
NUMBER OF OUSTANDING SHARES (THOUSANDS)                0.19       0.17
                                                     ======    =======

  THE ACCOMPANYING NOTES ARE NA INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS

                                       12

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